Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

January 20, 2021

Nicholas Lamparski, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Perk International, Inc. Amendment No. 4 to Registration Statement on Form 10-12G Filed November 17, 2020 File No. 000-56184

Dear Mr. Lamparski,

On behalf of Perk International, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 2, 2020, relating to the above-captioned Amendment No. 4 to Registration Statement on Form 10-12G (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Registration Statement on Form 10-12G filed November 17, 2020

Business

Corporate History, page 1

1. We note your disclosure that hulled hemp seed, hemp seed protein powder, and hemp seed oil were added to the U.S. Food and Drug Administration's Generally Recognized as Safe ("GRAS") list. You should expand this disclosure to fully explain GRAS status including the FDA's involvement with GRAS, and you should clarify that the FDA does not grant GRAS designation, but instead may take a position in which it does not question the basis for a notifier's GRAS determination. Provide similar revised disclosure to explain any uncertainty concerning the FDA’s GRAS designation as it relates to these hemp seed products.

We have amended our disclosure as follows:

In late 2018, FDA advanced three hemp seed derived food products through the Agency’s Generally Recognized as Safe (GRAS) process.

FDA’s GRAS notification program provides a voluntary mechanism whereby a person may inform FDA of a determination that the use of a substance is GRAS, rather than petition FDA to affirm that the use of a substance is GRAS. FDA then evaluates whether the submitted notice provides a sufficient basis for a GRAS determination and whether information in the notice, or otherwise available to FDA, raises issues that lead the agency to question whether use of the substance is GRAS. Following this evaluation FDA responds to the notifier with one of three types of letters. The first type of letter states that FDA does not question the basis for the notifier's GRAS determination. This type of letter may also note, among other things, potentially pertinent issues related to labeling, the substance's use in certain foods, and requirements for a color additive. In the second type of letter, the agency concludes that the notice does not provide a sufficient basis for a GRAS determination (e.g., because the notice does not include appropriate data and information, or because the available data and information raise questions about the safety of the notified substance). The third type of letter states that the agency has, at the notifier's request, ceased to evaluate the GRAS notice. GRAS status does not mean FDA has independently tested and evaluated each product.

Hemp seeds do not naturally contain cannabidiol (CBD) or THC, which are cannabinoid compounds that are found in other parts of the cannabis plant. The hemp seed products – hulled hemp seed, hemp seed protein powder, and hemp seed oil – can be legally used in the U.S. food supply. Any food products made with these hemp seed ingredients are subject to the same FDA requirements as any other food, such as those related to ingredient and nutrition labeling, as well as the risk-based, prevention focused Food Safety Modernization Act (PL 111-353) safeguards.

The passage of the 2018 Farm Bill has led to the misperception that all products made from or containing hemp, including those made with CBD, are now legal to sell in interstate commerce. The result has been that storefronts and online retailers have flooded the market with these products, many with unsubstantiated therapeutic claims. FDA has seen CBD appear in a wide variety of products including foods, dietary supplements, veterinary products, and cosmetics. As this new market emerges, we have seen substantial interest from industry, consumers, and Congress. However, in the midst of the excitement and innovation, FDA’s role remains the same: to protect and promote the public health.

Risks Related to our Business

U.S. Federal and foreign regulation . . ., page 3

2. We note your revised disclosures in response to our prior comment 2, and re-issue our comment. In this regard, you note that under the 2018 Farm Bill, "hemp cultivation is now broadly permitted, as long as its THC content is at or below .03%." You also disclose that the Farm Bill "explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes" and "puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law." However, the 2018 Farm Bill to which you appear to be referring does not allow individuals to freely grow and distribute hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. Please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp derived CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of hemp based products, including hemp-derived CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations.

As a related matter, we note that the revised disclosure included in your Business section on page 1 states that "[t]he passage of the 2018 Farm Bill has led to the misperception that all products made from or containing hemp, including those made with CBD, are now legal to sell in interstate commerce." Yet, as noted above, your risk factor disclosure on page 6 states that the Farm Bill "explicitly allows the transfer of hemp derived products across state lines for commercial or other purposes" and "puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law." Please reconcile these discrepancies.

We have revised the Registration Statement as follows:

U.S. Federal and foreign regulation and enforcement may adversely affect the implementation of cannabis laws and regulations and may negatively impact our revenues, or we may be found to be violating the Controlled Substances Act or other U.S. federal, state, or foreign laws.

In December 2018, the Farm Bill was signed into law. Under section 10113 of the Farm Bill, state departments of agriculture must consult with the state’s governor and chief law enforcement officer to devise a plan that must be submitted to the Secretary of USDA. A state’s plan to license and regulate hemp can only commence once the Secretary of USDA approves that state’s plan. In states opting not to devise a hemp regulatory program, USDA will construct a regulatory program under which hemp cultivators in those states must apply for licenses and comply with a federally run program. This system of shared regulatory programming is similar to options states had in other policy areas such as health insurance marketplaces under ACA, or workplace safety plans under OSHA—both of which had federally-run systems for states opting not to set up their own systems. Non-cannabis hemp is a highly regulated crop in the United States for both personal and industrial production.

The law outlines actions that are considered violations of federal hemp law (including such activities as cultivating without a license or producing cannabis with more than 0.3 percent THC). The law details possible punishments for such violations, pathways for violators to become compliant, and even which activities qualify as felonies under the law, such as repeated offenses.

Section 12619 of the Farm Bill removes hemp-derived products from its Schedule I status under the Controlled Substances Act, but the legislation does not legalize CBD generally. CBD, with some minor exceptions, remains a Schedule I substance under federal law. The Farm Bill ensures that any cannabinoid—a set of chemical compounds found in the cannabis plant—that is derived from hemp will be legal, if and only if that hemp is produced in a manner consistent with the Farm Bill, associated federal regulations, association state regulations, and by a licensed grower. All other cannabinoids, produced in any other setting, remain a Schedule I substance under federal law and are thus illegal.

In October 2018, the United States Drug Enforcement Agency (“DEA”) rescheduled drugs approved by the United States Food and Drug Administration (“FDA”) which contain CBD derived from cannabis and no more than 0.1 percent tetrahydrocannabinols from Schedule I, the highest level of restriction with a high potential for abuse, to Schedule V, the lowest restriction with the lowest potential for abuse under the Controlled Substances Act (“CSA”). This ruling does not apply to Cannabidiol (“CBD”) products such as oils, tinctures, extracts, and other foods because they are not FDA approved.

In October 2018, the FDA was advised by the DEA that removing CBD from the CSA would violate international drug treaties to which the United States is a signatory. Specifically, the DEA explained that the United States would “not be able to keep obligations under the 1961 Single Convention on Narcotic Drugs if CBD were decontrolled under the CSA”.

Consequently, the FDA revised its recommendation and advised the DEA to place CBD in Schedule V—which applies to drugs with demonstrated medical value and deemed unlikely to cause harm, abuse, or addiction—instead. Nonetheless, the FDA declared that “[i]f treaty obligations do not require control of CBD, or the international controls on CBD…are removed at some future time, the above recommendation for Schedule V under the CSA would need to be revisited promptly.”

On May 22, 2018, the DEA released the Internal Directive Regarding the Presence of Cannabinoids in Products and Materials Made from the Cannabis Plant, which states “The mere presence of cannabinoids is not itself dispositive as to whether a substance is within the scope of the CSA; the dispositive question is whether the substance falls within the CSA definition of marijuana.”

Many CBD products are derived from cannabis. Some come from marijuana (“Marijuana-CBD”). Marijuana-CBD remains a Schedule I substance. Marijuana-CBD products may be legal under state law in states like Washington, Oregon, and California but their sale is only permitted through a state-regulated marijuana market in the respective state of legal cultivation. Marijuana-CBD products are only legal in states where they were cultivated and these products are heavily regulated at all stages of production, from seed-to-sale. These products come from licensed producers, are developed by licensed processors or manufacturers, and are sold to the public through licensed retailers or dispensaries. Marijuana-CBD products may also contain significant levels of THC.

On the other hand, CBD derived from industrial hemp (“Hemp-CBD”) can be argued as falling completely outside the CSA because the cultivation of industrial hemp was legalized by Section 7606 of the Agricultural Act of 2014 (the “2014 Farm Bill”). Industrial hemp is defined as the cannabis plant with less than ..3% THC. The 2014 Farm Bill also requires that industrial hemp to be cultivated under a state agricultural pilot program. Some states also require a license to cultivate or process industrial hemp into other products like Hemp-CBD.

The distribution of Hemp-CBD products is arguably legal under federal law because the 2014 Farm Bill does not explicitly limit distribution. In oral arguments during HIA v. DEA, the DEA admitted that the 2018 Farm Bill pre-empted the CSA with regards to industrial hemp. The DEA has rarely taken any enforcement action against distributors of Hemp-CBD, in part because Congress has limited the DEA’s ability to use federal funds to do so and because the DEA would have to legally establish that the CSA does in fact cover Hemp-CBD. However, the DEA, FDA, and other federal agencies issued guidance in 2016 stating that the 2014 Farm Bill did not permit the interstate transfer or commercial sale of industrial hemp. Several states like Idaho prohibit the distribution of Hemp-CBD. Other states like Ohio, Michigan, and California significantly restrict the distribution of Hemp-CBD.

Even though Hemp-CBD does not fall within the CSA, Hemp-CBD products have not been approved by the FDA. This is also true of Marijuana-CBD. This means that even cannabis derived Marijuana-CBD and Hemp-CBD products containing less than .1% THC are not approved CBD drugs for lack of FDA approval.

There is always some risk of enforcement action against Hemp-CBD distributors, as the budgetary restriction that prevented the DEA from using funds to prosecute industrial hemp distributors expired on September 30, 2018. It is also possible that the FDA could take a more aggressive approach to limit the distribution of CBD products.

Directors and Executive Officers, page 13

3. We note your disclosures in response to our prior comment 3, and that you have redisclosed Mr. Grist's involvement with Therapeuo Health Corporation, Eon Holdings, and XGAURD360 after previously removing the reference to Mr. Grist's involvement with these entities in response to our prior comment letter dated September 15, 2020. We reissue our comment in part. Again, please revise to disclose the material facts regarding the prior performance of Mr. Grist and the market conditions relating to such performance, and remove the disclosure on page 4 of your amendment that declines to disclose such information, or tell us why you believe such revisions are not necessary. In addition, please revise the biographical description of Mr. Grist to clearly describe his business experience during the past five years, including his principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In particular, please revise to clearly provide disclosure regarding Mr. Grist's involvement with Therapeuo Health Corporation, Eon Holdings, and XGAURD360, including the principal business of each of these entities, Mr. Grist's roles at each of these entities, and whether such entities are affiliates of your company, as required by Item 401(e) of Regulation S-K.

We have made the requested changes. Please see below:

Mr. Grist is a highly accomplished, result-driven Entrepreneur with more than 29 years of business experience, including extensive work in raising capital (equity and debt), marketing and corporate finance. Mr. Grist is well versed in Securities Exchange Commission (“SEC”) rules and regulations. In addition, Mr. Grist has demonstrated the ability to streamline business operations that drive growth and increase efficiency and bottom-line profits. Mr. Grist has strong qualifications in developing and implementing financial controls and processes in addition to productivity improvements and change management.

Mr. Grist currently serves as the Chief Executive Officer and member of the Board of Directors of Perk International, Inc. He has held these positions since July 2020. Additionally, Mr. Grist has served as Chief Executive Officer and member of the Board of Directors of For the Earth Corp since 2008. For the Earth Corp markets and sells Natural and Organic Household Cleaners. Mr. Grist currently serves as the Chief Executive Officer and President of XGAURD360 Corporation. He has held these positions since October 2019. XGAURD360 Corporation provides sanitization services for high school athletic teams.

Mr. Grist served as the Chief Executive Officer and President of Therapeuo Health Corporation (“Therapeuo”) from January 20, 2019 until July 19, 2020. Further, Mr. Grist was the Chief Executive Officer and President of Eon Holdings Corporation (“Eon”) from August 20, 2019 until July 19, 2020.

Mr. Grist built the foundation of his career at the HJ Heinz Company from 1991 to 2000. Mr. Grist began his career at HJ Heinz Company as a Sales Representative and was eventually promoted to National Sales Manager. Mr. Grist implemented several innovative programs that resulted in significant increased sales throughout his assigned territory. Further, Mr. Grist added several cost-cutting measures to the marketing of Heinz products that contributed to the increased profitability of the overall company.

Mr. Grist also served as a Senior Business Manager for Daymon Worldwide. Mr. Grist was charged with developing new product lines for marketing clients. Mr. Grist also developed marketing plans for clients to increase strategic growth.

Mr. Grist has a demonstrated track record of driving profitable growth, collaborating with cross-functional operations, finance, R&D, culinary, and brand management teams. Mr. Grist has strong analytical and financial acumen. Mr. Grist is well versed in creation and execution of aggressive business plans, budget and strategy.

Mr. Grist obtained his Bachelor of Business Administration in Marketing from the State University of New York in Plattsburgh, New York.

General

4. We note your revised disclosures in response to our prior comment 1, and re-issue our comment in part. If Barton Hollow Limited Liability Co. is no longer your custodian, please tell us which exhibit indicates as much and revise your registration statement to affirmatively state as much.

On November 10, 2016, pursuant to Section 78.347 of the Nevada Revised Statutes, Barton Hollow, LLC was appointed custodian of the Company pursuant to an order of the District Court of Clark County, Nevada.

On July 3, 2018, Adam Tracy, the sole member of Barton Hollow LLC, resigned as an officer and director of the Company. Barton Hollow LLC no longer has a role with the Company. (Please see Exhibit 3.5, Resignation of Adam Tracy).

5. Your response letter does not appear to be responsive to the comments we issued on November 3, 2020. As a result, we were unable to determine how you complied with our comments. To facilitate future reviews, please ensure that your response letter replies to each comment we have issued.

I believe the Company has now responded to all of your comments.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares